UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1175596

As at March 21, 2005

AMARC RESOURCES LTD.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: March 21, 2005

Print the name and title of the signing officer under his signature

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Amarc Resources Ltd.
Ste. 1020-800 West Pender Street
Vancouver, BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
Toll Free: 1-800-667-2114
www.amarcresources.com

AMARC DRILLING ENCOUNTERS STRONG SILVER VALUES AT
MASSIVE SULPHIDE TARGET IN CENTRAL BRITISH COLUMBIA

March 21, 2005, Vancouver, BC - Ronald W. Thiessen, President and CEO of Amarc Resources Ltd. (TSX Venture: AHR; OTCBB: AXREF) is pleased to announce assay results from its phase one core drilling program on the Max property located in central British Columbia, 80 kilometres north of Kamloops.

Thirteen exploration core holes totalling 2,728 metres have been drilled to date by Amarc on the Max property. These holes have intersected at least two precious metals-rich, volcanogenic massive sulphide horizons containing silver, gold, copper, lead, zinc and barite. The two sub-parallel mineralized horizons trend northwest and dip at shallow to moderate angles to the northeast. A lower mineralized horizon lies approximately 40 metres below the upper horizon. The thirteen holes have traced the mineralized horizons approximately 300 metres down dip. Assay results for phase one drill holes are listed in the following table.

MAX PROPERTY
PHASE ONE - DRILL HOLE ASSAY TABLE

Drill Hole Numbers		From (metres)	To (metres)	Intercept (metres)	Intercept (feet)	Ag g/t	Au g/t	Cu %	Pb %	Zn %
MX5-01		109.50	110.20	0.70	2.3	82	0.04	0.10	1.46	3.42
MX5-02		60.60	61.80	1.20	3.9	121	0.17	0.43	0.99	1.62
MX5-02		104.10	107.90	3.80	12.5	57	0.04	0.72	0.89	3.34
MX5-03		61.00	68.20	7.20	23.6	459	2.70	1.27	5.95	9.17
MX5-04		80.10	89.20	9.10	29.9	285	1.05	0.41	1.11	2.23
MX5-04	Incl.	80.10	83.50	3.40	11.2	639	2.31	0.74	1.62	2.88
MX5-04		144.80	146.00	1.20	3.9	309	0.68	0.25	1.38	2.68
MX5-05	Incl.	111.00	114.50	3.50	11.5	508	2.44	0.31	0.98	1.15
MX5-05		168.90	170.40	1.50	4.9	232	0.36	0.16	0.67	1.26
MX5-05		184.80	186.10	1.30	4.3	324	1.72	0.51	1.28	2.31
MX5-05		195.00	198.90	3.90	12.8	193	0.36	0.18	1.11	2.33
MX5-06		132.80	136.50	3.70	12.1	208	0.41	0.23	1.50	1.82
MX5-06	Incl.	135.80	136.50	0.70	2.3	834	0.93	0.89	2.55	4.95
MX5-06		256.40	262.10	5.70	18.7	208	1.37	0.22	0.70	1.34
MX5-07		57.10	62.60	5.50	18.0	174	0.76	0.35	2.14	3.27
MX5-07	Incl.	61.20	62.60	1.40	4.6	299	0.39	0.65	6.67	9.84
MX5-07		113.00	118.50	5.50	18.0	220	0.31	0.17	0.55	1.12
MX5-07	Incl.	117.50	118.50	1.00	3.3	360	0.30	0.27	0.82	1.25
MX5-08	Incl.	93.90	98.80	4.90	16.1	255	0.92	0.20	0.84	1.99
MX5-08		147.80	148.80	1.00	3.3	230	0.54	0.19	0.53	1.11
MX5-08		156.00	163.60	7.60	24.9	287	0.34	0.26	1.17	1.93
MX5-09		97.30	99.20	1.90	6.2	176	0.64	0.27	0.62	0.83
MX5-10		124.60	126.20	1.60	5.2	241	0.39	0.13	0.35	0.69
MX5-11		63.80	69.60	5.80	19.0	26	0.09	0.04	0.26	1.20
MX5-12		94.40	96.00	1.60	5.2	17	0.11	0.07	0.63	1.65
MX5-13		163.80	165.70	1.90	6.2	98	0.27	0.18	0.99	1.86

The Max property has been referred to historically as the Kamad Silver property. Historical production from the property, mostly during the 1920's and 1930's, was 6,940 tonnes containing 1,261 g/t silver, 1.6 g/t gold, 1.3% copper, 2.0% lead and 2.9% zinc. Several gold-silver-copper-lead-zinc deposits occur in the region of the Max property. During the period 1989 to 1992, the Samotosum mine, located 3.5 kilometres north of the Max property, milled 554,870 tonnes containing 774 g/t silver, 1.15 g/t gold, 0.66% copper, 0.9% lead and 1.7% zinc. The Rea Gold deposit, located 4 kilometres north of Max, has a historical indicated resource, (the estimate of which pre-dates standards of National Instrument 43-101) of 376,000 tonnes containing 69 g/t silver, 6.10 g/t gold, 0.33% copper, 2.2% lead and 2.3% zinc (Northern Miner, November 30, 1987).

Amarc has entered into an agreement whereby the Company can acquire 100% of the Max property from an arms-length vendor by paying in stages a total of 200,000 common shares and $135,000 cash. The agreement also includes a 2% Net Smelter Royalty payable from production on the property, which Amarc can purchase for $1 million.

Amarc's drilling programs include rigorous quality assurance and quality control ("QA/QC") procedures under the supervision of qualified persons. Sample preparation and analysis are done by ALS Chemex analytical laboratory in Vancouver, BC. The qualified person for the drilling program on the Max property is Mark Rebagliati, P.Eng.

Amarc is aggressively advancing its focused effort to make major new mineral deposit discoveries in British Columbia. Guided by Hunter Dickinson management and senior staff, who have made previous discoveries in BC, Amarc's exploration team is assembling a portfolio of key projects. A phase two drill program for the Max property is being planned and ground surveys of numerous other high priority properties are currently underway.

For further details on Amarc and its properties visit the Company's website at www.amarcresources.com or contact Investor Services at (604)684-6365 or within North America call 1-800-667-2114.

ON BEHALF OF THE BOARD

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President and CEO

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.